NEWS RELEASE

February 5, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Alternext US

www.almadenminerals.com

36.6 METRES GRADING 1.13 G/T GOLD INTERSECTED

AT CABALLO BLANCO, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:NYSE ALTERNEXT) is pleased to report that it has received additional assay results from the Cerro la Paila gold target and of its Caballo Blanco project in Veracruz, Mexico from operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX). Core hole 08CBN-029 intersected 36.58 metres grading 1.13g/t Au (grams gold per metric ton) on the Cerro la Paila gold target in the Northern Zone. CGH has reported that the drill program is testing the Cerro la Paila gold target using two track-mounted core rigs. The initial program of 24 holes (5,000 m.) will infill Cerro la Paila on 50-metre sections and test two other high-sulphidation gold targets in the Northern Zone – Cerro la Cruz and Cerro Bandera.

J.D. Poliquin, Chairman of Almaden commented, “These new results from Cerro La Paila help confirm the presence of a large well mineralized gold system. We are very pleased to hear that Canadian Gold Hunter is using larger rigs for its current drilling program. We eagerly await further results from this evolving gold discovery.”

Drill Hole	Az/Angle	Depth (m)	Interval (m)*	Width (m)*	Au g/t	Ag g/t

08CBN-029	082°/-75°	268.22	100.58-137.16	36.58	1.13	3.7
including			112.77-134.11	21.34	1.33	5.2
08CBN-030	077°/-71°	332.46	99.05-114.29	15.24	0.28	21.5
and			147.82-178.30	30.48	0.38	0.7
08CBN-031	088°/-57°	334.98	114.91-180.44	65.53	0.38	2.0
08CBN-032	090°/-75°	256.03	152.4-249.94	97.54	0.43	1.2
including			152.4-176.78	24.38	0.63	1.0
and including			234.70-248.41	13.71	0.82	1.0
08CBN-033	088°/-57°	246.89	86.86-219.46	132.60	0.58	1.4
including			114.3-131.06	16.76	1.43	1.6
and including			188.98-204.22	15.24	1.41	3.0

*Intervals are core lengths and true widths may be less than reported here.

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a feasibility study.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North

Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Alternext US have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.